Exhibit 12.1

AMRI
Earnings to Fixed Charges Ratio
	6/30/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010

Total earnings available for fixed charges	$2,287,000	$(5,468,000)	$19,703,000	$119,000	$(36,638,000)	$(72,842,000)

Interest expense on indebtedness	$6,545,000	$10,960,000	$1,561,000	$463,000	$714,000	$292,000
Portion of rental expense which represents interest factor	$608,134	$997,406	$1,070,101	$1,484,233	$1,621,581	$1,387,389

Total fixed charges	$7,153,134	$11,957,406	$2,631,101	$1,947,233	$2,335,581	$1,679,389

Earnings (loss) to fixed charges ratio	0.32	(0.46)	7.49	0.06	(15.69)	(43.37)
		*			*	*
		$17,425,406			$38,973,581	$74,521,389

* Earnings for the years ended December 31, 2014, 2011 and 2010  were inadequate to cover fixed charges by $17,425,406, $38,973,581 and $74,521,389, respectively.